
Mail Stop 3561

October 6, 2009

Via U.S. Mail and Facsimile to (212) 751-3500

Mr. Richard Purvis
Chief Executive Officer and Chief Financial Officer
Skin Nutrition International, Inc.
410 Park Avenue, 15th Floor
New York, NY 10022

> **Re: Skin Nutrition International, Inc.**
> **Item 4.01 Form 8-K filed July 31, 2009**
> **Form NT 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **Filed November 19, 2008**
> **Form 8-K filed April 16, 2008**
> **File No. 0-52526**

Dear Mr. Purvis:

We issued comments to you on the above captioned filings on September 2, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by October 16, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by October 16, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Darrin M. Ocasio, Esq.
        Sichenzia Ross Friedman Ference LLP
        Fax: (212) 930-9725